NO ACT

PE
12-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09004186

Received SEC

FEB 11 2009

Washington, DC 20549

February 11, 2009

Stephanie A. Shinn
Assistant General Counsel
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-11-09

Re: Baxter International Inc.
Incoming letter dated December 22, 2008

Dear Ms. Shinn:

This is in response to your letter dated December 22, 2008 concerning the shareholder proposal submitted to Baxter by Josie Kinkade. We also have received a letter on the proponent's behalf dated January 2, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 6 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Daniel Kinburn
General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, N.W., Suite 400
Washington, DC 20016

February 11, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Baxter International Inc.
Incoming letter dated December 22, 2008

The proposal encourages the board to prepare and issue a detailed report to shareholders that incorporates an animal use inventory and a written plan with a reasonable timeframe for replacing, reducing and refining the use of animals ("3Rs") in all research, development and testing, where not otherwise mandated by law. The proposal also encourages the board to consider creating a management position committed solely to ensuring realization of the 3Rs.

We are unable to concur in your view that Baxter may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Baxter may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Baxter may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Baxter may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PCRM PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, DC 20016
T: (202) 686-2210 F: (202) 686-2216
PCRM@PCRM.ORG WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: (202) 686-2210 ext. 380
Writer's Direct Fax: (202) 686-2155
Writer's E-Mail: DKinburn@pcrm.org

January 2, 2009

BY E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F St., N.E.
Washington, D.C. 20549-xxxx
shareholderproposals@sec.gov

Thomas Blanchard, Esq.
Baxter International, Inc.
One Baxter Parkway
Deerfield, Illinois 60015-4633

Re: Baxter International Inc. Shareholder Proposal

Gentlemen and Mesdames:

As General Counsel of the Physicians Committee for Responsible Medicine ("PCRM"), I am writing on behalf and in support of Dr. Josie Kinkade and her shareholder proposal ("the Proposal"). This letter responds to the Baxter International Inc. request (Dec. 22, 2008) for a No Action decision from the Securities and Exchange Commission's Division of Corporation Finance ("the Division" or "Staff"). Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude the proposal." Baxter has failed to meet its burden of proving that the Proposal may be excluded under either Rule 14a-8(i)(10) or 14a-8(i)(7). The Proposal should be included in the proxy materials because it has been neither substantially implemented, nor is it concerned with ordinary business operations. For the reasons set forth below, Dr. Kinkade and PCRM disagree with Baxter and respectfully ask the Division not to issue a No Action decision.

I. Rule 14a-8(i)(10): The Proposal has not been substantially implemented because Baxter's policies, practices and procedures do not compare favorably with the Proposal.

Under Rule 14a-8(i)(10), a proposal must be included in a company's proxy materials unless its essential objectives have been substantially implemented. The Proposal requests a report from

Baxter that provides data, a framework and a timeline on the implementation of the 3Rs. The essential objective of the Proposal is to provide meaningful shareholder information that can be used to gauge the Company's active commitment to implementing the 3Rs. Baxter's policies, practices and procedures on the 3Rs do not favorably compare with the Proposal. Absent evidence that Baxter has favorably acted upon the Proposal, Baxter must include the Proposal in its proxy materials because it has not been substantially implemented.

A. The No Action Letters and SEC Releases cited by Baxter are distinguishable.

Baxter cites to Release No. 34-20091 (Aug. 16, 1983) to highlight the importance of the "more subjectiv[e]" interpretation of Rule 14a-8(i)(10) as being less "formalistic." The Proponent does not disagree with the Staff interpretation of the rule. However, the Proponent is not challenging Baxter's No Action decision request because Baxter has taken no action whatsoever in support of the 3Rs. Baxter has taken steps towards implementation in the past, but must take further steps in the future. Ultimate implementation of the 3Rs would mean an end to the use of animals, when that becomes scientifically feasible and acceptable to the regulatory authorities. Thus, over time, as science advances and regulatory requirements change, Baxter's ability to replace animal tests and methods with better, more modern, validated non-animal methods will change. The Proposal requests a report that would substantiate Baxter's alleged commitment to implementing the 3Rs. This disclosure would enable shareholders to meaningfully review and measure Baxter's compliance with its policy on the 3Rs. Baxter's failure to address this essential objective of the Proposal negates its claim of substantial implementation.

In McDonald's Corporation (March 12, 2008), the Staff found a proposal to be excludable where the essential objective had been substantially implemented. The essential objective of the McDonald's proposal was a commitment to purchasing 5% of its eggs from cage-free hens within one year. McDonald's provided data substantiating its claim that it was taking favorable action on the cage-free hens issue. Specifically, McDonald's was already purchasing 4.72% of its eggs from cage-free hens. In this case, Baxter has not provided data substantiating its claim that it has implemented the essential objectives of the Proposal. Baxter has not to date been willing to reveal information indicating 1) the generic categories of use for rats and mice, 2) a measurable move away from animal-based testing where not required by the U.S. Food and Drug Administration ("FDA") or other regulators, and 3) how Baxter plans to implement its commitment to the 3Rs. The present case is unlike McDonald's Corporation because the Proposal's essential objective has not been implemented by Baxter.

By citing to McDonald's Corporation (March 12, 2008), Baxter also references internal cites to Texaco, Inc. (March 28, 1991) and Exxon Mobil Corporation (March 17, 2006). In Texaco, Inc., the Staff considered the proposal substantially implemented because "particular policies, practices and procedures compare favorably with the guidelines of the proposal." Specifically, Texaco was already committed to operational and managerial programs, which included periodic assessments, compliance review and public disclosure regarding its environmental programs. At best, Baxter has a very vague 3Rs policy posted on its website and in reports. Unlike in Texaco, Inc., Baxter does not have operational and managerial programs in place for periodic assessments and compliance review by internal or external persons. Without these types of programs for assessment and review in place, Baxter cannot and has not disclosed information sought by the Proposal. Under Texaco,

Inc., Baxter has not substantially implemented the Proposal because its policies, practices and procedures do not compare favorably with the Proposal.

In Exxon Mobil Corporation, (March 17, 2006), the proposal was excludable because the policies and procedures in place related to the subject matter of the proposal. The proposal sought a long-term plan to make Exxon a leader in low-carbon emission products and production. Exxon had provided substantive data on its measurable efforts to reduce carbon emissions (i.e. actual decrease in CO_2 over a given time period and emissions reporting) and a description of its expected report detailing its long-term plans to implement existing policy. The proposal was substantially implemented because Exxon's existing policies and procedures were consistent with the fundamental elements of the proposal. In this case, the Proposal seeks data and a long-term plan on implementing the 3Rs. Baxter has not reported substantive data or trends against which to measure its commitment to an alleged existing policy. Absent this information, the shareholders have no means of judging Baxter's commitment to the 3Rs or the procedures that will ensure implementation of the 3Rs.

Baxter argued that word-for-word implementation is not required so long as the essential objectives are represented in its public policy. In AMR Corporation (April 17, 2000), the proposal was excludable because AMR took action after receiving the proposal that satisfied the proposal's criteria and standards in the supporting statement. In Erie Indemnity Company (March 15, 1999), the proposal was excludable because Erie convened a special committee that adopted the proposed amendment. Not only did the committee include the Board of Directors, it included the proponent. In PPG Industries, Inc. (Jan. 19, 2004), the company specifically revised its existing animal welfare policy to address the proposal. Baxter has not 1) taken action reflective of the Proposal's criteria or supporting statement, 2) convened a special committee with the proponent to adopt the Proposal's requests or 3) specifically addressed the Proposal through revisions to its policies and procedures. Even if precise implementation of the Proposal is not required, Baxter has still not satisfied the substantially implemented requirement for exclusion. Baxter does not disclose the requested information on mice and rats nor describe a detailed plan to implement its commitment to the 3Rs. Without this information, shareholders cannot judge whether the Company is committed to favorably acting on its alleged policies to promote the 3Rs in its research.

As cited by Baxter, Release No. 34-12598 (July 7, 1976) advises that when a proposal has been "favorably acted upon by the management" it may be excluded "whenever the management agrees . . . to implement a proponent's proposal in its entirety." However, Baxter has not favorably acted upon the Proposal, let alone agreed to implement it in its entirety. Instead, Baxter references a policy but provides no evidence of its continued commitment to implementation. If Baxter has favorably acted upon the Proposal, it should provide the specific information requested and a detailed long-term plan for implementation, like in Exxon Mobil Corporation. Under the decisions[1] cited by Baxter, it is not enough merely to have policies in place that relate to the subject matter. The Proposal can only be excluded if there are policies, practices and procedures, as evidenced by substantive data, addressing the essential objective of the Proposal. The Proposal must be included

[1] Baxter inappropriately cited to PPG Industries, Inc. (Dec. 28, 2006). There is no applicable holding since both the proposal and the request for a No Action decision were withdrawn.

in the proxy materials because there is no evidence supporting an argument for substantial implementation.

B. The Proposal is not vague and of indefinite scope.

If Baxter believed it could not implement the Proposal, it is difficult to understand why it did not cite Rule 14a-9, Rule 14a-8(i)(3) or Rule 14a-8(i)(6) as additional reasons for exclusion. Under Rule 14a-9 and Rule 14a-8(i)(3), indefinite and vague proposals have been excluded from proxy materials for being false or misleading. *See* Abbott Laboratories (Feb. 28, 2008) (Cannot exclude a proposal for being unclear on how to implement a requested human rights policy on access to medicine.); Seaboard Corporation (March 3, 2003); and The Gap, Inc. (March 16, 2001). A cursory claim that the scope of the proposal is too indefinite to implement cannot be seriously considered. Baxter does not genuinely find the Proposal vague and indefinite or it surely would have listed decisions supporting its argument. Without any support for its argument, Baxter has shown that its claim regarding an indefinite scope is invalid.

C. Baxter has failed to favorably act upon or substantially implement the Proposal's essential objective.

Under Rule 14a-8(i)(10), substantial implementation of a proposal requires more than existing policies and procedures that touch upon the same subject matter as a proposal. *See* Abbott Laboratories (Feb. 28, 2008) (A human rights proposal on the right to access medicines was not excludable even though the company had programs and made significant contributions on the need for affordable access to medicines.); American Insurance Group, Inc. (March 14, 2005) (A proposal was not excludable because the company conceded that existing mechanisms for reviewing sales practices would not examine those urged for review by the proposal.); Target Corporation (April 1, 2002) (A proposal was not excludable because all of the proposed principles were not reflected in the existing policies and the existing 20% independent monitoring did not equal the completely independent monitoring requested.); Gannett Co., Inc. (Jan. 10, 2006) (A proposal was not excludable where the company only had an adopted informal policy that reflected part of the proposal's requested bylaws amendment for affirmative majority voting.); Old National Bancorp (Feb. 2, 2004) (A proposal requesting a merger or sale of the company was not excludable where the company claimed it had previously evaluated the benefit of seeking a merger or sale and decided not to act.); The Walt Disney Company (Nov. 2, 1998) (A proposal was not excludable where the proponent sought information about preparations for Year 2000 issues beyond the already disclosed, legally required information.); and Hormel Foods Corporation (Sept. 29, 2005) (A proposal seeking a report on and the adoption of controlled-atmosphere killing of poultry was not excludable even though the company has already researched the method and employed it for 75% of its production by weight).

In Cisco Systems, Inc.(Aug, 31, 2005), the Staff determined a proposal that requested a report on the development and implementation of a human rights policy by May 31, 2006, could not be excluded. Cisco argued that as long as the requested information on its human rights policies, practices and procedures was made available on its website, the absence of a responsive report did not affect its substantial implementation. It also argued that *entire* implementation was not required under the rule, but that its continued "incremental implementation consistent with the spirit of the

Proposal" was sufficient. The Staff did not find this argument to be convincing. The proposal did not ask for adoption of a policy, merely a report on the company's commitment. As pointed out by the proponent, Cisco did not provide the actual policy, discuss the steps for implementation, provide guidance for business decisions, or provide performance benchmarks. Like the proposal in Cisco Systems, Inc., this Proposal does not request an adoption of a specific policy, but a detailed report on Baxter's steps for implementing its 3Rs policy and data that can serve as performance benchmarks. The essential objective of the Proposal is to provide shareholders with substantive information for a meaningful review of Baxter's continued commitment to the 3Rs. It is unclear whether or not Baxter is even engaged in "incremental implementation" of the 3Rs. Without disclosing the requested information, Baxter has failed to favorably act upon the Proposal and has not satisfied the essential objective of the Proposal.

In Wal-Mart Stores, Inc. (March 27, 2007), the Staff determined a proposal requesting disclosure on charitable giving policies, rationale and actual donations could not be excluded. The proponent successfully argued that the proposal was not substantially implemented because not all of the requested information was disclosed. Specifically, Wal-Mart's breadth of on-line disclosure excluded a substantial percentage of the donees that received less than $500,000 and did not elaborate on its charitable giving rationale. Although Wal-Mart had disclosed some of the requested information, it did not sufficiently satisfy the proposal's requests. Similarly, Baxter has not satisfied the Proposal's requests for data on the categories of use of rats and mice and a detailed framework for implementation of the 3Rs. Even though Baxter has shared information on the use of animals in sales demonstrations and has evinced a willingness to share insight on pursuing non-animal approaches at FDA, touching on part of the Proposal does not equate to substantial implementation. For the reasons stated above, Baxter has failed to meet its burden of proof under Rule 14a-8(g). Baxter must include the Proposal in its proxy materials because the Proposal's essential objective has not been substantially implemented.

II. Rule 14a-8(i)(7): The Proposal concerns matters beyond ordinary business operations rather than complex or day-to-day matters limited to the informed judgment of management.

Under Rule 14a-8(i)(7), a proposal that addresses matters beyond ordinary business operations must be included in a company's proxy materials. The Staff has explained that the purpose of Rule 14a-8 was to "enhance investor confidence in the securities market by providing a means for shareholders to communicate with management and among themselves on significant matters." Release No. 34-39093 (Sept. 18, 1997). The rule must be applied on a case-by-case basis. Matters that may be ordinary and routine matters to one business may transcend into the realm of significant matters for another business. It is imperative for each proposal challenged under this rule to be reviewed in light of the specifics to the company at issue. Baxter is a leading pharmaceutical company that has allegedly committed itself to implementing some form of the 3Rs. The shareholders have a right to communicate their concerns about the Company's commitment to the 3Rs. As outlined in the Proposal, the growing concerns for the 3Rs affects investor confidence in a company like Baxter. This issue is a significant matter of growing social concern that transcends ordinary business operations. The Proposal should be included in Baxter's proxy materials because it is not a matter of ordinary business operations.

A. The No Action Letters and SEC Releases cited by Baxter are distinguishable.

As set forth in Release No. 34-40018 (May 21, 1998), a proposal will be excludable when it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature," which are "impracticable for shareholders to decide how to solve." The Proposal does not seek to micro-manage Baxter's business operations by delegating oversight of the products and manufacturing process to shareholders at the next annual meeting. The Proposal merely requests the Company's disclosure of data substantiating its commitment to implement the 3Rs. A request for information on Baxter's alleged commitment can hardly be equated to micro-management of the intricacies involved in product development and manufacturing processes.

In E.I. du Pont de Nemours and Company (Mar. 8, 1991), the proposal was excludable for its requests to accelerate Du Pont's CFC and halon production phase out. Du Pont had already committed to reduce CFC production. The means to achieve the reductions and phase out involved "discrete operational matters that require the judgment of experienced management." The Du Pont proponent sought to change the timeframe for the company's commitment to phasing out CFCs. Unlike in E.I. du Pont, the Proposal is not requesting changes or alterations to Baxter's timeframe for implementation of the 3Rs. The Proposal merely seeks a report on current information and plans for implementation of the 3Rs, which Baxter has already committed to upholding.

Under Merck & Co., Inc. (Jan. 23, 1997), the proposal was excludable because it sought the formation of a committee to review and report on the elimination of human fetal tissue for testing company products. Since, unlike in Merck & Co., Inc, there are already policies in place at Baxter on the 3Rs, that critical fact distinguishes the two cases. While Merck had no policies in place regarding the elimination of human fetal tissue for product testing, Baxter already has policies (unfortunately vague policies) related to the 3Rs. The Proposal does not ask Baxter to engage in analysis of a matter never addressed by Baxter. Baxter has already decided to concern itself with the matter of refining, reducing, and replacing animals in its research operations. The Proposal merely seeks a report to provide meaningful information for shareholders to assess Baxter's public commitment to implementing the 3Rs.

Under Niagara Mohawk Holdings, Inc. (Jan. 3, 2001), the highly detailed proposal was excludable under the ordinary business operations for its attempts to micro-manage the company. The proponent sought to instill his own expertise on nuclear waste management into the everyday operations of Niagara, requesting implementation of his exact recommendations to minimize nuclear waste. Although nuclear energy and waste is a matter of social concern, in Niagara, the proponent sought to impose intricate plans on nuclear waste handling. This is exactly the type of proposal Rule 14a-8(i)(7) seeks to exclude due to its highly technical and complex nature upon which shareholders would be unable to make an informed judgment. The current Proposal is entirely different from the Niagara proposal. Here, the Proposal requests information and a report on Baxter's existing commitment to the 3Rs. Unlike the Niagara proposal, this Proposal does not seek to impose specific actions and steps for implementation. Allowing Baxter's shareholders to vote whether or not Baxter should have a more detailed policy (to be drafted solely by the Company) which will give some measurements of Baxter's commitment to the 3Rs is not a highly technical and complex matter, nor is it micro-management of Baxter's ordinary business operations.

B. Informing shareholders about Baxter's commitment to implementing the 3Rs is a significant policy concern that is not limited to the informed oversight of management.

Proposals with "significant policy, economic or other implications inherent in them" must be included in proxy materials, even if they involve ordinary business matters. Release No. 34-12999 (Nov. 22, 1976). Rule 14a-8(i)(7) was designed to exclude proposals addressing "business matters that are mundane in nature and do not involve any substantive policy or other considerations." Release No. 34-12999 (Nov. 22, 1976). The Proposal presented here does not involve mundane business matters, instead, it involves significant policy considerations. A request for information to substantiate Baxter's alleged commitment to the 3Rs is a matter that affects investor confidence in a pharmaceutical company like Baxter.

Critically, Baxter's no action request actually concedes this point. As set forth therein:

> **The Company recognizes that prior no action requests related to animal testing have implicated significant social policy issues and were therefore deemed not to be excludable by the Staff.** [Emphasis supplied.]

Baxter No Action Request at 5.

Shareholders have a right to communicate with management on matters of significance. The continued employment of antiquated and controversial animal testing is a matter that bears moral, social and scientific concerns. The replacement of animal testing is at the forefront of pharmacological concerns for viable products based on human-appropriate conclusions. As outlined in the Proposal, animal testing of products destined for human use is dangerous and ineffective. The risks that ensue from extrapolating human health implications from animal tests create insecurity and uncertainty in the continued financial viability of Baxter's products. The Proposal transcends matters of ordinary business operations and concerns matters of social significance.

The Staff has concluded that reports on matters such as renewable energy (Exxon Mobil Corporation (March 23, 2000)), vendor standards (Kmart Corporation (March 16, 2001)), and military contracts (General Electric Company (Feb. 9, 1998) are not matters of ordinary business operations. In Pulte Homes, Inc. (Feb. 28, 2008), the Staff found a proposal was not excludable that sought the creation of an independent committee to evaluate, create and report on prudent lending practices for home mortgages. The company argued this was a subversion of routine management authority because it was already dedicated to prudent lending according to federal guidelines. However, the company was only asked to review and report on prudent lending. Despite federal guidelines and existing policies, the shareholders had a right to request the additional review of its operations given the growing social concerns for mortgage lending practices. Similarly, this Proposal is seeking a review of Baxter's operations in light of growing social concerns for animal testing and the 3Rs. Like in Pulte Homes, Inc., Baxter argued that the Proposal is an act of micro-management that probes into complex matters. The situations are similar because both proposals sought a review of existing commitments to certain policies and a disclosure of information regarding the implementation of these policies. Under Pulte Homes, Inc., the Proposal should be included in the 2009 proxy materials.

Under Hormel Foods Corp. (Nov. 10, 2005), the Staff determined that a proposal seeking a report on the feasibility of implementing controlled-atmosphere killing by the company's suppliers was not excludable. Hormel argued that this was micro-management by shareholders through the evaluation of alternative slaughter methods. The company noted that ordinary business operations were implicated that involved complex issues like product quality, yields and costs, ergonomics, labor costs, safety, employee turnover, and choice of technology. However, the proposal merely sought a report that evaluated an issue of social concern and could not be excluded. Similarly, this Proposal seeks a report evaluating an issue of social concern, the 3Rs. Even if it implicates concerns related to technology and product development, like in Hormel Foods Corp., because of significant social concerns, the Proposal must be included in the 2009 proxy materials.

In Ameren Corporation (Jan. 24, 2002), the Staff concluded that the proposal involved issues "beyond matters of Ameren's ordinary business operations" and could not be excluded. The proposal sought a description of the Board's role in development and monitoring of Ameren's long-term strategic plan, including a timeline and details of specific tasks. The company unsuccessfully argued that disclosures beyond legal requirements were decisions made as ordinary business operations. Like in Ameren Corporation, this Proposal seeks disclosure of information related to the strategic plan for implementing the 3Rs, including a timeline and specific steps. If the Ameren proposal concerning strategic company-wide plans can be disclosed because it concerned matters beyond ordinary business operations, the Proposal here seeking specific information on a strategic company-wide implementation of the 3Rs can also be disclosed because it concerns matters beyond ordinary business operations. Under Ameren Corporation, the Proposal must be included in the 2009 proxy materials because it is beyond Baxter's ordinary business operations.

Conclusion

For the reasoning stated above, we respectfully request that the Division advise Baxter that it will take enforcement action for Baxter's failure to include the Proposal in its 2009 proxy materials. Please contact me with any questions or requests for further information at dkinburn@pcrm.org or 202.686.2210 ext. 380.

Very truly yours,

Daniel Kinburn

DK/dk

cc: Stephanie Shinn
Thomas Blanchard
Chad Sandusky, Ph.D.
Nancy Beck, Ph.D.

Stephanie A. Shinn
Assistant General Counsel

Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015-4633

Tel: 847-948-2292
Fax: 847-948-4837
stephanie_shinn@baxter.com

Baxter

December 22, 2008

VIA EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Baxter International Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

I am the Assistant General Counsel of Baxter International Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal submitted by Josie Kinkade, M.D. (the "Proposal") may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2009 annual meeting of shareholders (the "Proxy Materials").

In accordance with Staff Legal Bulletin No. 14D, this letter and its attachments are being emailed to shareholderproposals@sec.gov. Dr. Kinkade's representative, Daniel Kinburn, Esq., is copied on this email per Dr. Kinkade's instructions. A copy of this letter and its attachments is also being mailed to Mr. Kinburn. The Company intends to file its definitive proxy statement and form of proxy for its 2009 annual meeting on or about March 13, 2009.

I. The Proposal

On October 9, 2008, the Company received for inclusion in its Proxy Materials a proposal from Dr. Kinkade. The proposal includes the following resolution:

> "RESOLVED, that shareholders encourage the Board of Baxter International Inc. ("Baxter") to prepare and issue a detailed report to shareholders by November 30, 2009, incorporating (1) an animal use inventory, including, but not limited to designations by species, numbers, and the nature and purpose of each use (e.g., research and development,

> efficacy, toxicity), and (2) a written plan with a reasonable timeframe for replacing, reducing and refining the use of animals ("3Rs") in all research, development and testing, where not otherwise mandated by law. The report should address animal use in all of Baxter's research, development and testing conducted by in-house or contracting laboratories. Finally, the Board should consider creating a management position committed solely to ensuring Baxter's realization of the 3Rs."

The full text of the Proposal and related correspondence are attached as Exhibit A.

The Company's request for no action relief in this matter should not be viewed as a repudiation of the principles embodied in the 3Rs, but rather a belief that the essential objective of the Proposal, and the actions it seeks to encourage, has already been implemented by the Company.

II. Basis for Excluding the Proposal

The Company believes that it may omit the Proposal from its Proxy Materials for the following reasons:

(i) the Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented; and

(ii) the Proposal may be excluded under Rule 14a-8(i)(7) because it involves the Company's ordinary business operations.

A. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Proposal has been Substantially Implemented.

The Company is committed to limiting the use of animals in its research, development and testing programs. Because the Company is both ethically required to ensure the safety and efficacy of its products and legally required by health authorities throughout the world to use animals to develop and test its products, the Company is constrained in its ability to use non-animal alternatives. However, the Company's commitment to the 3Rs is visible in its practices and is enumerated in its policies and publications. It is the Company's belief that its "policies, practices and procedures" already promote the essential objective of the Proposal and therefore, it has "substantially implemented" the Proposal. *See* McDonalds Corporation (avail. Mar. 12, 2008) (permitting exclusion of proposal under Rule 14a-8(i)(10)), *citing* Texaco, Inc. (avail. Mar. 28, 1991) and Release No. 34-20091 (August 16, 1983).

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal if the company has already "substantially implemented" the proposal. As stated by the Commission in Release No. 34-12598 (July 7, 1976), the purpose of the exclusion "is designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon by the management*...(emphasis added)." The

Staff has consistently stated that a proposal has been "substantially implemented" when the company's particular policies, practices and procedures compare favorably with the guidelines in the proposal. *See* McDonalds Corporation (avail. Mar. 12, 2008), *citing* Texaco, Inc. (avail. Mar. 28, 1991) and Release No. 34-20091 (August 16, 1983).

The essential objective of the Proposal is to encourage replacing, reducing and refining the use of animals in the Company's research, development and testing programs. The Company has implemented the essential objectives of the Proposal by adopting its Bioethics Policy and Bioethics Position Statement (available on the Company's website):

> Baxter supports the conscientious use of animals in research when no other valid scientific alternative exists. To the extent possible, Baxter will minimize the use of animals in research and, where utilized, will treat them humanely and with the highest standards of care. *See Bioethics Code of Conduct – Bioethics Guiding Principles.*
>
> Further, we are committed to using and developing alternative protocols, methodologies and models which eliminate the use of or reduce the number of animals required for research and testing. While we may never be able to completely replace the use of animals, we hope that our efforts to refine and improve our research and testing methods will both minimize their use and maximize the positive impact that our products have on the health and welfare of people and animals worldwide. *See Bioethics Position Statement – Responsible Use of Animals in Research and Testing.*

In addition, the Company's annual Sustainability Report (available on the Company's website), which describes the Company's social, environmental and community initiatives and general corporate citizenship, includes a report under the heading "Animal Welfare" that describes the Company's policy on animal testing and its commitment to replacing, reducing and refining the use of animals. The Company's most recent Sustainability Report also contains a Q&A with the Company's Chief Scientific Officer, which included a question regarding the Company's position on animal testing. In response to this question, the Company stated that "we limit animal testing to the bare minimum, by using computer simulations and other alternative methods when feasible."

The standard of "substantially implemented" does not require that every aspect of a proposal be implemented, "but instead considers a proposal to be substantially implemented when the company has policies and procedures in place relating to the subject matter of the proposal, or has implemented the *essential objectives* of the proposal (emphasis added)." *See* McDonalds Corporation (avail. Mar. 18, 2008), *citing* Exxon Mobil Corporation (March 17, 2006) (permitting exclusion of a proposal requesting the establishment of policies designed to achieve the long-term goal of making the company the recognized leader in low-carbon emissions where the company had previously issued a report detailing the company's commitment to emissions reduction). In addition, we submit for consideration the inherent difficulty in implementing the Proposal to its theoretical completion because of its indefinite scope and the fact that the Company's use of animals in research, development and testing is largely driven by regulatory requirements.

As discussed above, the essential objective of the Proposal is to advance the goals of the 3Rs. Even if the Company's policies do not provide for what is requested in the Proposal word-for-word, we believe that our policies regarding animal testing satisfy the essential objective of the Proposal. "Stated differently, a company may exclude a shareholder proposal under Rule 14a-8(i)(10) when it has implemented the essential objective of the proposal, even where the manner by which the company implements a proposal does not precisely correspond to the actions sought by a shareholder proponent." PPG Industries Inc. (avail. Dec. 28, 2006), *citing* Release No. 34-20091 (August 16, 1983), AMR Corporation (Apr. 17, 2000) and Erie Indemnity Company (Mar. 15, 1999). *See also*, PPG Industries, Inc. (avail. Jan. 19, 2004) (concurring in the exclusion of a proposal requesting that the board issue a policy statement publicly committing to the elimination of animal testing in favor of alternative methods where the company had publicly issued an animal welfare policy committing the company to use alternatives to animal testing). We believe these facts are analogous to the matter in question because the Company has a public policy – and is committed in practice – to the essential objective of the Proposal.

The Proposal also asks the Company's board of directors to consider creating a management position to oversee the Company's commitment to the 3Rs. Currently, the Company's Chief Scientific Officer oversees research and development initiatives, has oversight over the Company's use of animal testing and the use of non-animal alternatives and has consistently and publicly advocated the 3Rs. For these reasons, we believe that the essential objective of the Proposal is "substantially implemented."

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Involves Ordinary Business Operations.

The Proposal, which calls for a written plan to implement the 3Rs, implicates an integral part of the Company's business – which is ensuring the safety and effectiveness of its products and treatments. Accordingly, the Company believes that it may properly exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's "ordinary business operations." The Commission explained that this exclusion is intended "to confine the resolution of ordinary business problems to management" in cases when "the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" or when it "is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Exchange Act Release No. 40018 (May 21, 1998). Because the Company's products and manufacturing processes are highly confidential and subject to complex testing requirements and quality control by government agencies in the U.S. and worldwide, it is imperative that management exercises its informed oversight over this core function of the business rather than delegating this role to shareholders in the context of an annual meeting.

The Proposal calls for a detailed report to shareholders, incorporating an animal use inventory, which would include "designations by species, numbers, and the nature and purpose of each [animal] use" and a written plan for implementing the 3Rs within a "reasonable timeframe." The Company has already made the commitment to employ the 3Rs in its animal use policy, and believes that the Company's management is in the best position to understand the legal, scientific and safety requirements attendant to the implementation of the 3Rs. With a similar set of facts, the Staff concurred that a company could exclude a proposal to "accelerate plans to phase out [Chloroflurocarbon ("CFC")] and halon production" and present a report to shareholders regarding the company's research and development at finding alternatives to the use of CFCs that do not contribute to global warming when the company had already committed to reduce its CFC production, and made the argument that the means to achieve CFC reduction involved "discrete operational matters that require the judgment of experienced management." *See* E. I. du Pont de Nemours and Company (avail. Mar. 8, 1991).

There are other examples where the Staff concurred with the company to exclude proposals that, like the Company's Proposal, attempted to subject technical aspects of the company's ordinary business operations to shareholder oversight. *See e.g.,* Merck & Co., Inc. (avail. Jan. 23, 1997) (allowing exclusion of a proposal requesting that the company form a committee to "study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development, and testing of the company's products," explaining that "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., product research, development, and testing)") and Niagara Mohawk Holdings, Inc. (avail. Jan. 3, 2001) (permitting the exclusion of a proposal recommending a plan to minimize nuclear waste where the company argued that the proposal "would put shareholders in the position of micromanaging a highly technical operational matter as to which they are unable to act on an informed basis").

The Company recognizes that prior no action requests related to animal testing have implicated significant social policy issues and were therefore deemed not to be excludable by the Staff. In this case, the Proposal seeks to directly involve our shareholders in matters inextricably tied to our business operations – that is, the Company's management of the extensive regulation of its products and processes by government agencies worldwide involving highly confidential areas of research and development. Accordingly, the Company believes that the Proposal may be properly excluded.

III. Conclusion

We believe that the Company's policies, practices and procedures are already aligned with the essential objective of the Proposal. In addition, we find that the Proposal calls for shareholder oversight in an area of the business involving confidential research and development efforts that are highly regulated and technical in nature, and therefore properly within the realm of management authority.

Accordingly, the Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Proposal from the Proxy Materials. If you should have any questions or require any further information regarding this matter, please contact the undersigned at (847) 948-2292.

Thank you for your prompt attention to this matter.

Very truly yours,

Stephanie Shinn

Stephanie A. Shinn

cc: Daniel Kinburn, Esq.

Enclosures

Exhibit A

PCRM PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, DC 20016
T: (202) 686-2210 F: (202) 686-2216
PCRM@PCRM.ORG WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: (202) 686-2210 ext. 308
Writer's Direct Fax: (202) 686-2155
Writer's E-Mail: DKinburn@pcrm.org

October 7, 2008

BY OVERNIGHT DELIVERY

David P. Scharf, Corporate Vice President and Corporate Secretary
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633

Re: Shareholder Resolution for Inclusion in the 2008 Proxy Materials

Dear Mr. Scharf:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy materials for the 2009 annual meeting. Also enclosed are letters from Dr. Josie Kinkade, the proponent of the resolution, and her broker at Wachovia, which certify Dr. Kinkade's ownership of Baxter International Inc. stock.

If you need any further information, please do not hesitate to contact me. If Baxter will attempt to exclude any portion of the proposal under Rule 14a-8, please let me know within 14 days of your receipt of the resolution.

If you have any questions or comments, please do not hesitate to call.

Very truly yours,

Daniel Kinburn

DK/dk
Enclosures

David P. Scharf
Baxter International Inc.
OCT 0? 2008

David P. Scharf, Corporate Secretary
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633

Re: Shareholder Proposal for Inclusion in the 2009 Proxy Materials

Dear Secretary Scharf:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2009 annual meeting of Baxter International Inc. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2009 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Baxter International Inc. will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400. Washington, D.C. 20016, by telephone at 202.686.2210, ext. 380, or by e-mail at DKinburn@pcrm.org.

Very truly yours,

Josie Kinkade, M.D.

DATE: 09/03/08

RESOLVED, that shareholders encourage the Board of Baxter International Inc. ("Baxter") to prepare and issue a detailed report to shareholders by November 30, 2009, incorporating (1) an animal use inventory, including, but not limited to designations by species, numbers, and the nature and purpose of each use (e.g., research and development, efficacy, toxicity), and (2) a written plan with a reasonable timeframe for replacing, reducing and refining the use of animals ("3Rs") in all research, development and testing, where not otherwise mandated by law. The report should address animal use in all of Baxter's research, development and testing conducted by in-house or contracting laboratories. Finally, the Board should consider creating a management position committed solely to ensuring Baxter's realization of the 3Rs.

Supporting Statement

Product development or testing on animals carries moral and scientific obligations to adhere to the modern principles of the 3Rs. As a result, replacement of animal testing has increasingly become a matter of significant controversy, debate, and public policy concern. The scientific imperative for this change is furthered not only by the high failure rate of pharmaceuticals, but by recent advances in genomics, systems biology, and computational biology.

Astonishingly, 92% of drugs deemed safe and effective in animals, fail when tested in humans.[1] Out of the 8% of FDA-approved drugs, half are later relabeled or withdrawn due to unanticipated, severe adverse effects. A 96% failure rate not only challenges the reliability of animal experiments to predict human safety and efficacy, it creates enormous risks of litigation, adverse publicity, and wasted resources. Drugs with remarkable promise for human health can have delayed market entry, if at all, because misleading animal results may portray safe products as dangerous.

In addressing these shortcomings, Baxter should consider the recent report by the National Academies' esteemed National Research Council ("NRC"). The report stated: "Advances in toxicogenomics, bioinformatics, systems biology, epigenetics, and computational toxicology could transform toxicity testing from a system based on whole-animal testing to one founded primarily on *in vitro* methods."[2] These approaches will improve efficiency with cost cutting, increased speed, better, more predictive science based on human rather than animal physiology, and reduced animal use and suffering. Baxter's accelerated adoption of cutting edge human-based technologies potentially enables increased profitability of drug development, a strengthened leadership role in pharmaceutical technology, and advancement of the 3Rs' vision to replace all animal use in research and testing.

With high failure rates and potential human health implications of animal-tested drugs, Baxter should concretely outline the implementation of alternatives that will safely and effectively address human health risks. We urge shareholders to vote in favor of this proposal to require Baxter to report on an implementation plan for the 3Rs, and the replacement of animal-based testing.

---

[1] *FDA Teleconference: Steps to Advance the Earliest Phases of Clinical Research in the Development of Innovative Medical Treatments* (von Eschenbach, Andrew C. 2006). Accessed online: http://www.fda.gov/oc/speeches/2006/fdateleconference0112.html.

[2] *Toxicity Testing in the 21st Century: A Vision and a Strategy* (NRC 2007).

David P. Scharf, Corporate Secretary
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633

Re: Shareholder Proposal for Inclusion in the 2009 Proxy Materials

Dear Secretary Scharf:

This firm holds 178 shares of Baxter International Inc. common stock on behalf of our client, Josie Kinkade, M.D. These shares have been continuously held by our client for a period of more than one year prior to the date on which the shareholder proposal is being submitted. Our client advises us of her intent to continue holding these shares through the date of the annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,

Charlotte Shelton, on behalf of
Wachovia

Charlotte Shelton

Date 09/03/08

END